2008

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT

The consolidated financial statements of PET are the responsibility of Management and have been approved by the Board of Directors of the administrator of PET. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management’s Discussion and Analysis which is based on PET’s financial results prepared in accordance with Canadian GAAP. It compares PET’s financial performance in 2008 to 2007 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over PET’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at PET provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of PET’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment according to these criteria, Management concluded that PET’s internal control over financial reporting is effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with each of the internal and external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The internal and external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the unitholders.

The independent external auditors, KPMG LLP, have been appointed to audit and provide opinions on the consolidated financial statements and the effectiveness of PET’s internal control over financial reporting as at December 31, 2008, as stated in their Auditors’ Report and Report of Independent Registered Public Accounting Firm. KPMG LLP has provided such opinions.

/s/ Susan L. Riddell Rose

/s/ Cameron R. Sebastian

Susan L. Riddell Rose	Cameron R. Sebastian
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
March 6, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust ("the Trust") as at December 31, 2008 and 2007 and the consolidated statements of earnings (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2009 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2009

Paramount Energy Trust

Consolidated Balance Sheets

As at	December 31, 2008	December 31, 2007
($ thousands)

Assets
Current assets
Accounts receivable	$ 63,612	$ 65,160
Marketable securities (note 3)	127	1,069
Financial instruments (notes 2 and 12)	45,262	18,447
	109,001	84,676

Property, plant and equipment (notes 4 and 5)	954,153	1,097,338
Goodwill	29,129	29,129
Financial instruments (notes 2 and 12)	13,406	1,564
	$ 1,105,689	$ 1,212,707

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 50,473	$ 48,754
Distributions payable	11,297	10,956
Bank debt (note 7)	9,828	-
Convertible debentures (note 8)	5,848	-
	77,446	59,710

Long term bank debt (note 7)	276,976	342,190
Gas over bitumen royalty adjustments (note 15)	74,643	59,593
Asset retirement obligations (note 11)	179,723	194,132
Convertible debentures (note 8)	221,518	224,135
Future income taxes (note 14)	16,086	-
Non-controlling interest (note 6)	1,871	2,012

Unitholders’ equity
Unitholders’ capital (note 9)	1,108,453	1,083,250
Equity component of convertible debentures (note 8)	7,335	7,338
Contributed surplus (note 10)	12,873	8,446
Deficit	(871,235)	(768,099)
	257,426	330,935
	$ 1,105,689	$ 1,212,707
See accompanying notes Basis of presentation: note 1 Commitments and contingencies: notes 12, 13 and 15

/s/ Robert A. Maitland Robert A. Maitland	/s/ John W. Peltier John W. Peltier
Director	Director

Paramount Energy Trust

Consolidated Statements of Earnings (Loss) and Deficit

	Year Ended December 31
	2008	2007
($ thousands except per Unit amounts)
Revenue
Oil and natural gas	$ 543,576	$ 412,571
Royalties	(92,260)	(64,854)
Realized gain on financial instruments (notes 2 and 12)	(1,283)	49,838
Unrealized gain (loss) on financial instruments (notes 2 and 12)	42,065	(35,438)
Gas over bitumen revenue (note 15)	5,702	3,064
	497,800	365,181

Expenses
Operating	120,611	102,639
Transportation costs	14,082	12,716
Exploration expenses (note 4)	34,118	18,793
General and administrative (note 10)	37,626	28,957
Interest and other	13,822	21,357
Interest on convertible debentures	18,345	15,567
Gain on sale of property, plant and equipment (note 4)	(6,025)	(21,960)
Depletion, depreciation and accretion	218,542	220,168
	451,121	398,237
Earnings (loss) before income taxes	46,679	(33,056)
Future income tax (note 14)	16,086	-
Current taxes	-	-
	-	-
Net earnings (loss) before non-controlling interest	30,593	(33,056)
Non-controlling interest (note 6)	192	197
Net earnings (loss)	30,785	(32,859)

Deficit, beginning of year	(768,099)	(619,748)
Change in accounting policy (note 2)	-	30,337
Distributions declared	(133,921)	(145,829)
Deficit, end of year	(871,235)	(768,099)
Accumulated other comprehensive income	-	-
Deficit and accumulated other comprehensive income, end of the year	$ (871,235)	$ (768,099)

Earnings (loss) per Trust Unit (note 9(c))
Basic	$0.28	$(0.33)
Diluted	$0.27	$(0.33)

Distributions per Trust Unit	$1.20	$1.50

See accompanying notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Year Ended December 31
	2008	2007
($ thousands)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ 30,785	$ (32,859)
Items not involving cash
Depletion, depreciation and accretion	218,542	220,168
Trust Unit-based compensation	5,671	4,287
Unrealized loss (gain) on financial instruments	(38,657)	35,438
Gain on sale of property, plant and equipment	(6,025)	(21,960)
Future income taxes	16,086	-
Non-cash interest expense on convertible debentures	3,302	2,804
Loss on marketable securities	172	1,930
Non-controlling interest	(192)	(197)
Exploration expense	21,522	4,216
Gas over bitumen royalty adjustments	15,050	14,239
Expenditures on asset retirement obligations	(5,226)	(2,597)
Change in non-cash working capital	(1,266)	(2,532)
Cash flow provided by operating activities	259,764	222,937

Financing activities
Issue of Trust Units	4,031	248,996
Distributions to Unitholders	(114,067)	(125,374)
Issue of convertible debentures	-	72,000
Change in bank debt	(55,386)	119,267
Change in mortgage	-	(5,734)
Change in non-cash working capital	(1,614)	(7,747)
	(167,036)	301,408

	$ 92,728	$ 524,345

Investing activities
Acquisition of properties and corporate assets	(7,294)	(451,830)
Exploration and development expenditures	(116,913)	(106,924)
Proceeds on sale of property and equipment	24,220	46,408
Proceeds on sale of investment	770	-
Change in non-cash working capital	6,489	(11,999)
	$ (92,728)	$ (524,345)

Change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -

Interest paid	$ 28,764	$ 32,804
Taxes paid	-	-

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units (“Trust Units” or “Units”) of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

a)

Principles of consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned with the exception of Severo Energy Corporation (see note 6).

b)

Petroleum and natural gas operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.

Depletion and depreciation of petroleum and natural gas properties, including well development expenditures, production equipment, gas plants and gathering systems, are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected undiscounted future cash flows. The amount of the impairment loss is measured as the difference between the carrying amount and the fair value.  The carrying values of capital assets, including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from five percent to 33 percent.

c)

Asset retirement obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment.  The liability amount is increased each reporting period due to the passage of time, and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO, with a corresponding increase/decrease in the carrying amount of property, plant and equipment.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Foreign currency translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

e)

Financial instruments  The Trust uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production. The fair values, taking credit risk into consideration, of these financial instruments and non-financial derivatives are recorded as assets or liabilities on the Trust’s balance sheet, with changes in fair values from period to period being recorded as unrealized gains (losses) on financial instruments in PET’s statement of earnings (loss).

The net receipts or payments arising from financial instruments are recognized in earnings as realized gains/(losses) on financial instruments when paid or received; payments or receipts related to non-financial derivatives are included in revenues in the corresponding period.

f)

Income taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are currently taxable only on income that is not distributed or distributable to the Unitholders.  Effective January 1, 2011, the Trust will no longer be able to deduct distributions to Unitholders in determining taxable income (see note 14).  The Administrator has no tax balances.

PET and its subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

g)

Incentive plans  PET has a Unit Incentive Plan and a Bonus Rights Plan as described in note 10.   Incentive Rights granted under the Unit Incentive Plan are accounted for using the fair-value based method and expensed over the estimated life of the Incentive Rights.  Upon the exercise of the rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital.

Rights granted under the Bonus Rights Plan are charged to earnings in the period they vest, with a corresponding increase to contributed surplus for any vested but unexercised bonus rights.

h)

Measurement uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by PET’s independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

i)

Revenue recognition  Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Trust to its customers.

j)

Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.  An initial assessment is made by comparing the fair value of the operations, which includes goodwill, to the book values of each reporting unit.  If this fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment.  In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment.  If the carrying value of the goodwill exceeds the calculated implied fair value of the goodwill, an impairment charge is recorded.

k)

Gas over bitumen royalty adjustments The majority of royalty adjustments received are recorded as a liability as PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences.  Therefore, these royalty adjustments will be included in earnings when such determination can be made.  For certain wells which have been sold to a third party, the Trust continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production have been transferred to the buyer.  Adjustments received for these wells are recorded as revenue.

l)

Convertible debentures  The Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.  The convertible debentures are carried net of issue costs on the balance sheet.  The issue costs are amortized to earnings using the effective interest rate method.

m)

Marketable securities  The Trust accounts for its marketable securities as financial assets held for trading. As such, the securities are marked to fair value at each balance sheet date using quoted market prices. Changes in the fair value of securities are charged to earnings in the period in which the change occurs.

n)

New accounting pronouncements

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA section 3064, “Goodwill and Intangible Assets,” which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” will be withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

CICA Handbook Section 1582 ‘‘Business Combinations’’ is effective for business combinations with an acquisition date after January 1, 2011.  This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on the way the Trust accounts for future business combinations.  Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of unitholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS. The Trust has initiated the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. At this time, the impact on PET’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified. The Trust will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

2.

CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the PET adopted the new Canadian accounting standards for financial instruments.  Prior periods have not been restated.

At January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Changes to balance sheet accounts	At January 1, 2007
Financial instrument asset – current	$ 25,768
Financial instrument asset – long term	4,764
Other assets	(5,419)
Increase in assets	$ 25,113

Convertible debentures	$ 5,224
Deficit	(30,337)
Decrease in liabilities and reduction in deficit	$ (25,113)

a)

Financial instruments

The Trust uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production.

The Trust accounts for its commodity sales contracts requiring physical delivery as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument. Accordingly, the fair values of these financial instruments as at January 1, 2007 were recorded as an asset on the Trust’s balance sheet with an offsetting credit to deficit.  Changes in fair value of these financial instruments and changes in fair values of financial forward natural gas and foreign exchange contracts in each reporting period are recorded in earnings.  Financial forward natural gas and foreign exchange contracts have been accounted for as derivatives since January 1, 2006 and as such the changes in the fair value of these contracts have been recorded to earnings since that time.

b)

Convertible debenture issue costs

Costs related to the issuance of the Trust’s convertible debentures (see note 8) are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method. Prior to January 1, 2007, transaction costs were recorded as deferred charges in other assets and recognized in net earnings on a straight-line basis over the life of the convertible debentures. On adoption, issue costs were adjusted to reflect the application of the effective interest rate method since the date of issue of the related convertible debentures.

c)

Financial Instruments

Effective January 1, 2008, the Trust adopted the accounting requirements for CICA Handbook Sections 3862 ‘‘Financial Instruments – Disclosure’’, 3863 ‘‘Financial Instruments – Presentation’’, and 1535 ‘‘Capital Disclosures’’. Disclosure and presentation requirements for financial instruments are intended to provide further information on the significance of financial instruments to the entity’s financial position, performance and funds flows. The Trust has presented and disclosed the nature and extent of the risks arising from financial instruments and how the entity manages such risks. Capital disclosure requirements provide an overview of the Trust’s objectives, policies and processes for managing its capital structure.  Refer to disclosure in note 12 relating to each of the above standards.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and financial liabilities measured at amortized cost. The Trust has designated its financial instruments into the following categories applying the indicated measurement methods:

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Distributions payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity.   The debt component has been measured based on amortized cost. The Trust will assess at each reporting period whether each financial asset, other than those classified as held for trading, is impaired.  An impairment loss, if any, is included in net earnings.

The Trust has entered into certain financial derivative and fixed-price physical delivery sales contracts (“physical sales contracts”) in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Trust has not designated its financial derivative or physical sales contracts as effective accounting hedges, even though the Trust considers all commodity contracts to be effective economic hedges. As a result, all financial derivative contracts and physical sales contracts are classified as held for trading and are recorded on the balance sheet at fair value, with changes in the fair value recognized as “unrealized gains and losses on financial instruments” on the Trust’s statement of earnings. Settlements of financial derivative contracts are recognized in realized gains and losses on financial instruments and settlements of physical sales contracts are recognized in oil and natural gas revenue at the time each transaction under a contract is settled.

The Trust measures and recognizes embedded derivatives separately from the host contracts when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, when it meets the definition of a derivative and when the entire contract is not measured at fair value. Embedded derivatives are recorded at fair value. The Trust continuously evaluates all new material contracts for existence of embedded derivatives. No material embedded derivatives have been identified throughout the course of these evaluations. Costs incurred to issue convertible debentures are recorded against the related financial liability. The Trust has not incurred any other material costs pertaining to the acquisition of financial assets or liabilities.

3.

MARKETABLE SECURITIES

At December 31, 2008 marketable securities comprised of a $0.1 million investment in Ember Resources Inc. (“Ember”), a publicly traded oil and gas company.  The Trust previously had an investment in Cordero Energy Inc. (“Cordero”).  On July 4, 2008, Cordero entered into an agreement to sell all of its outstanding common shares to Ember in exchange for a combination of cash and common shares of the acquirer.  The transaction between Cordero and Ember closed on September 5, 2008, at which time the Trust recorded proceeds on disposition of marketable securities of $0.8 million related to the cash component of the transaction.  The decrease in market value of the remaining common share investment of $0.2 million for the twelve month period ended December 31, 2008 ($1.9 million decrease for the year ended December 31, 2007) has been included in interest and other expense on the statement of earnings.

4.

PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008	December 31, 2007
Petroleum and natural gas properties	$ 2,051,890	$ 1,971,066
Asset retirement costs	154,720	175,679
Corporate assets	4,205	2,617
	2,210,815	2,149,362
Accumulated depletion and depreciation	(1,256,662)	(1,052,024)
	$ 954,153	$ 1,097,338

Property, plant and equipment costs at December 31, 2008 included $126.8 million (December 31, 2007 - $142.9 million) currently not subject to depletion and $26.8 million (2007 - $30.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

Included in depletion, depreciation and accretion expense is a $4.4 million recovery resulting from a revision in the asset retirement obligation for the Trust’s Saskatchewan cost centre (see note 11).

During the year the Trust had two non-core asset dispositions which resulted in the recording of a total of $6.0 million on gains of sale of property, plant and equipment.

In 2008 the Trust wrote off $9.5 million in expired leases and recorded a $12.0 million undeveloped land impairment, both recorded in exploration expense.  In addition, the Trust recorded a write-down to property, plant and equipment in the amount of $2.7 million as a result of prescribed successful efforts impairment tests related to the Trust’s properties.  This write-down was recorded to depletion expense.

On December 3, 2007 PET closed the sale of the office building it formerly occupied in downtown Calgary for gross proceeds of $35.8 million.  As a result, PET recorded a gain on sale of fixed assets of $22.0 million amounting to the difference between the carrying value and the purchase price of the building sold.  In conjunction with this transaction, PET also repaid the related mortgage on the office building.

5.

ACQUISITIONS

On June 26, 2007 PET closed the acquisition of a private oil and gas company and concurrent sale of certain net assets of the acquiree to a third party (the “Birchwavy Acquisition”) for cash consideration of $391.8 million, plus $20.5 million in respect of working capital and acquisition costs of $3.8 million.  The Birchwavy Acquisition was funded through the issuance of $250.5 million in subscription receipts which were converted into Trust Units upon closing of the acquisition (see note 9), $75.0 million in 6.5% convertible debentures (see note 8) and existing credit facilities.  The acquisition was accounted for using the purchase method of accounting. The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash consideration	$ 391,800
Cash paid for net working capital	20,503
Acquisition costs	3,800
Cash consideration paid	$ 416,103

Property, plant and equipment	$ 450,640
Cash and cash equivalents	23,032
Accounts receivable	20,948
Other assets	2,026
Accounts payable and accrued liabilities	(24,702)
Asset retirement obligation	(55,841)
Cash consideration paid	$ 416,103

On April 30, 2007 the Trust closed the acquisition of producing petroleum and natural gas properties and assets in Northeast Alberta (the “Craigend/Radway/Stry Acquisition”) for an aggregate purchase price of $45.2 million.  The acquisition was financed through existing credit facilities.

6.

NON-CONTROLLING INTEREST

PET has a 93 percent ownership interest in Severo Energy Corporation (“Severo”), a private company engaged in oil and gas exploration in Canada.  The remaining seven percent is owned by employees of Severo and PET.

PET has nominated both representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

7.

BANK DEBT

At December 31, 2008 PET had a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”) with a borrowing base of $400 million consisting of a demand loan of $390 million and a working capital facility of $10 million.  The revolving feature of the facility expires on May 25, 2009, if not extended.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  The Trust’s lenders have completed their semi-annual borrowing base redetermination, resulting in a reconfirmation of the Trust’s borrowing base at $400 million through April 30, 2009.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $4.4 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust, excluding the Severo assets, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.  Should current borrowings exceed the borrowing base distributions would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at December 31, 2008 was 2.62 percent.

In addition, Severo has a 364 day extendible first senior revolving credit facility that was established on October 2, 2008 with a Canadian chartered bank in the amount of $10 million.  At December 31, 2008 Severo had $9.8 million drawn on this facility.

8.

CONVERTIBLE DEBENTURES

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.  During the year ended December 31, 2008, $0.1 million of 6.5% Convertible Debentures were converted, resulting in the issuance of 5,281 Trust Units.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

	8% Series	2005 6.25% Series	2006 6.25% Series	6.5% Series	Total
Balance, December 31, 2006	$ 5,866	$ 55,038	$ 96,487	-	$ 157,391
June 20, 2007 issuance	-	-	-	75,000	75,000
Issue costs	-	-	-	(3,000)	(3,000)
Portion allocated to equity	-	-	-	(2,812)	(2,812)
Change in accounting policy (see note 2)	(112)	(1,436)	(3,676)	-	(5,224)
Accretion of non-cash equity component	-	116	731	291	1,138
Amortization of debenture issue fees	47	436	863	320	1,666
Converted into Trust Units	-	-	(24)	-	(24)
Balance, December 31, 2007	$ 5,801	$ 54,154	$ 94,381	$ 69,799	$ 224,135
Accretion of non-cash equity component	-	116	731	499	1,346
Amortization of debenture issue fees	47	443	865	601	1,956
Converted into Trust Units	-	-	-	(71)	(71)
Short term balance, December 31, 2008	$ 5,848	-	-	-	$ 5,848
Long term balance, December 31, 2008	-	$ 54,713	$ 95,977	$ 70,828	$ 221,518
Market value, December 31, 2008	$ 5,749	$ 51,955	$ 69,970	$ 44,393	$ 172,067
Principal amount of debentures outstanding, December 31, 2008	5,866	55,271	99,972	74,925	236,034

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2006	$ 4,527
Converted into Trust Units	(1)
Equity component of 6.5% Convertible Debentures	2,812
Balance, as at December 31, 2007	$ 7,338
Converted into Trust Units	(3)
Balance, as at December 31, 2008	$ 7,335

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2006	85,186,011	$ 812,174
Units issued pursuant to Unit offering	20,450,000	250,513
Units issued pursuant to Unit Incentive Plan	244,500	1,665
Units issued pursuant to Bonus Rights Plan	981	12
Units issued pursuant to Distribution Reinvestment Plan	3,674,876	32,882
Units issued pursuant to conversion of debentures	1,050	25
Issue costs on convertible debentures converted to Trust Units	-	(1)
Trust Unit issue costs	-	(14,020)
Balance, December 31, 2007	109,557,418	1,083,250
Units issued pursuant to Unit Incentive Plan	75,000	662
Units issued pursuant to Bonus Rights Plan	65,491	914
Units issued pursuant to Distribution Reinvestment Plan	3,264,593	23,563
Units issued pursuant to conversion of debentures	5,281	75
Issue costs on convertible debentures converted to Trust Units	-	(2)
Trust Unit issue costs	-	(9)
Balance, December 31, 2008	112,967,783	$ 1,108,453

c)

Per Unit information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding (2008 - 111,472,580; 2007 – 98,106,775). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted earnings (loss) per Trust Unit for the year ended December 31, 2008, 1,346,704 net Trust Units were added to the weighted average number of Trust Units outstanding (2007 – nil net Trust Units) for the dilutive effect of incentive rights and convertible debentures.  In computing diluted earnings (loss) per Trust Unit 3,704,625 incentive rights were excluded as the exercise and conversion prices were out of the money at December 31, 2008 (2007 – 3,310,375 incentive rights).  In addition, 12,746,394 potentially issuable Trust Units through Convertible Debentures (see note 8), were excluded as these instruments were anti-dilutive (2007 - 12,751,675 potentially issuable Trust Units through Convertible Debentures were excluded).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

e)

Distribution Reinvestment Plan (“DRIP”)

PET has a distribution reinvestment and optional Unit purchase plan (“DRIP plan”) which provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading price of the Trust Units for the ten trading days immediately proceeding a distribution payment date (“Treasury Purchase Price”). As well, subject to thresholds and restrictions described in the DRIP plan, it contains a provision for the purchase by Canadian unitholders of additional Trust Units with optional cash payments of up to $100,000 per participant per fiscal year of PET at the same six percent discount to the Treasury Purchase Price.

Effective March 2008, the Trust suspended the availability of trust units under the optional cash purchase component of the DRIP. On October 17, 2008, PET announced that there would be no Trust Units available under the distribution reinvestment component of the DRIP for the Trust’s October distribution payable on November 17, 2008 and until further notice. As a result of this suspension, Unitholders that had elected to participate in the DRIP in the past and were currently enrolled will instead receive cash distributions on the distribution payment dates. Should the Trust elect to reinstate the DRIP, Unitholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP. PET’s distribution policy remains unchanged.

10.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.

Prior to June 30, 2007, the exercise price of the Incentive Rights (“Exercise Price”) was, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represented a return of more than 2.5 percent per quarter on PET’s consolidated net property, plant and equipment on its balance sheet at each calendar quarter end (“Base Return”). The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.    Effective June 30, 2007, the Base Return was reduced to nil in the formula for calculating Exercise Price reductions.  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.  During the year ended December 31, 2008 the Trust recorded $4.8 million in Trust Unit compensation ($3.8 million for the year ended December 31, 2007) in respect of the Unit Incentive Plan.

At December 31, 2008 PET had 7.6 million Unit Incentive and Bonus Rights issued and outstanding relative to the 11.3 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 10 (b)).  As at December 31, 2008, 1,861,500 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (573,875 as of December 31, 2007).

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2008	2007
Distribution yield (%)	0.0	0.0 – 6.3
Expected volatility (%)	30.0 – 42.5	28.5 – 29.5
Risk-free interest rate (%)	1.65 – 3.46	3.86 – 4.65
Expected life of Incentive Rights (years)	3.75	3.75 – 4.5
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 2.18	$ 1.82

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2006	$ 14.60	3,644,675
Granted	6.97	3,661,875
Exercised	0.31	(244,500)
Forfeited	13.23	(371,175)
Balance, December 31, 2007	11.02	6,690,875
Granted	7.11	1,024,000
Exercised	4.42	(75,000)
Forfeited	7.91	(213,375)
Balance, December 31, 2008	$ 10.64	7,426,500

The following summarizes information about Incentive Rights outstanding at December 31, 2008:

Range of exercise prices	Number outstanding at December 31, 2008	Weighted average contractual life (years)	Weighted Average exercise price/Incentive Right	Number exercisable at December 31, 2008	Weighted average exercise price/Incentive Right
$4.38 - $6.83	3,594,875	3.5	$ 4.89	923,750	$ 4.70
$7.06 - $10.07	1,144,000	3.6	9.02	79,125	6.37
$10.41-$14.48	1,944,500	1.7	11.80	612,875	11.73
$14.55-$17.98	743,125	2.2	15.84	245,750	16.60
Total	7,426,500	2.8	$ 10.64	1,861,500	$ 8.66

b)

Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the year ended December 31, 2008, $0.9 million in compensation expense was recorded in respect of the Bonus Rights granted (December 31, 2007 – $0.5 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan:

Bonus Rights
Balance, December 31, 2006	37,805
Granted	45,668
Exercised	(981)
Forfeited	(1,193)
Additional grants for accrued distributions	12,120
Balance, December 31, 2007	93,419
Granted	110,315
Exercised	(65,491)
Forfeited	(1,174)
Additional grants for accrued distributions	24,781
Balance, December 31, 2008	161,850

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2006	$ 5,760
Trust Unit-based compensation expense	4,287
Transfer to Unitholders’ capital on exercise of Incentive Rights	(1,590)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(11)
Balance, as at December 31, 2007	8,446
Trust Unit-based compensation expense	5,671
Transfer to Unitholders’ capital on exercise of Incentive Rights	(330)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(914)
Balance, as at December 31, 2008	$ 12,873

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, excluding salvage values, and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $179.7 million as at December 31, 2008 based on an undiscounted total future liability of $363.2 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used an average credit adjusted risk free rate of 8.0% to calculate the present value of the asset retirement obligation.  During 2008 the Trust reduced its estimate of future well abandonment costs, resulting in a decrease in the asset retirement obligation of $21.9 million with a corresponding decrease to property, plant and equipment.

The following table reconciles the Trust’s asset retirement obligations:

	December 31, 2008	December 31, 2007
Obligation, beginning of year	$ 194,132	$ 109,437
Obligations incurred	3,523	11,212
Obligations acquired	-	65,408
Obligations disposed	(4,695)	-
Revisions to estimates	(21,915)	-
Expenditures for obligations during the period	(5,226)	(2,597)
Accretion expense	13,904	10,672
	$ 179,723	$ 194,132

12.

FINANCIAL RISK MANAGEMENT

The Trust has exposure to the following risks from its use of financial instruments:

➢

Credit risk

➢

Liquidity risk

➢

Market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Trust’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Trust’s risk management policies are established to identify and analyze the risks faced by PET, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Trust’s activities.

a)

Credit Risk

Credit risk is the risk of financial loss to the Trust if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Trust’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from realized gains on financial gas sales arrangements are collected between the 2nd and 8th day of the month of the arrangement.  The counterparties to these financial gas sales arrangements are large Canadian banks who have remained financially stable through the recent credit crisis. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production.  The Trust’s policy to mitigate credit risk associated with these balances is to create marketing relationships with large, well established purchasers with high credit ratings. The Trust historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Trust attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on the ability of the joint venture partner to pay, which is influenced by industry factors such as commodity price fluctuations, escalating costs, and the risk of unsuccessful drilling and oil and gas production.  In addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Trust does not typically obtain collateral from oil and natural gas marketers or joint venture partners; however, the Trust does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Trust manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held.

During the period credit risk did not have any impact on the fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure.   The Trust’s allowance for doubtful accounts as at December 31, 2008 is $4.6 million; $4.0 million of the allowance pertains to the working capital component of the Birchwavy Assets acquired in 2007 and was included as part of the purchase price allocation (see note 5). The amount of the allowance was determined by assessing the probability of collection for each past due receivable related to the acquisition. The Trust is currently involved in negotiations with the joint venture partners involved in an effort to recover the receivables in question. The total amount of receivables past due 90 days amounted to $11.0 million as at December 31, 2008, and pertains primarily to Birchwavy assets. As at the balance sheet date, as a mitigating factor to the credit exposure, the Trust has $1.4 million payable to counterparties from which the Trust holds past due receivables.

b)

Liquidity Risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they are due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Trust’s reputation.

The Trust prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Trust utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Trust has a revolving credit facility as outlined in note 7. The lender reviews the Trust’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at December 31, 2008:

Contractual repayments of financial liabilities	Total	2009	2010-2013	Thereafter
Accounts payable and accrued liabilities(1)	$ 61,770	$ 61,770	$ -	$ -
Bank debt – principal	$ 286,804	$ 9,828	$ 276,976	$ -
Convertible debentures – principal(2)	$ 236,034	$ 5,866	$ 230,168	$ -
Total	$ 584,608	$ 77,464	$ 507,144	$ -

 (1) Current distribution payable is included in accounts payable and accrued liabilities.

(2) Assuming repayment of principal is not settled in Trust Units, at the option of PET.

Interest payments on financial liabilities	Total	2009	2010-2013	Thereafter
Interest payment on bank debt(1)	$ 10,531	$ 7,522	$ 3,009	$ -
Interest on convertible debentures(2)	$ 37,159	$ 14,925	$ 22,234	$ -
Total	$ 47,690	$ 22,447	$ 25,243	$ -

(1) Assuming revolving feature of the credit facility is not extended and calculated at the December 31, 2008 effective interest rate of 2.62%, assuming a constant debt level equivalent to the balance at December 31, 2008.

(2) Assuming payment of interest is not settled in Trust Units, at the option of PET.

c)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Trust’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Trust utilizes both financial derivatives and physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Trust’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Trust’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Trust’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Trust also may use foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Trust’s cash flows. The Trust also enters into financial and physical natural gas sales contracts priced at AECO in Canadian dollars which effectively fixes the foreign currency exchange rate; refer to commodity price risk analysis below.  As at December 31, 2008 the Trust had no outstanding forward foreign exchange rate contracts.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Trust has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Trust’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 50 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Trust’s risk management policy.

As at December 31, 2008, the Trust has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the period ended December 31, 2008 forward physical gas fixed-price sales contracts resulted in realized losses of $2.4 million that have been included in oil and natural gas revenue. In order to calculate these realized gains, PET compares the fixed price received to the AECO monthly index price and the NYMEX index.

The realized loss on financial instruments, including financial natural gas commodity contracts and foreign exchange price contracts, recognized in net earnings (loss) for year ended December 31, 2008 was $1.3 million (realized gains of $49.8 million for the year ended December 31, 2007).

Natural gas commodity contracts

At December 31, 2008 the Trust had entered into financial and forward physical gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	2,500	$6.935	-	-	January 2009
Physical	sold	34,000	$6.211	-	-	January 2009
Physical	buy	(8,500)	$6.422	-	-	January 2009
Financial	sold	73,500	$7.743	-	-	January 2009 – March 2009
Financial	buy	(27,500)	$7.141	-	-	January 2009 – March 2009
Physical	sold	10,000	$8.223	-	-	January 2009 – March 2009
Physical	buy	(7,500)	$7.703	-	-	January 2009 – March 2009
Financial	sold	5,000	-	$7.000	$8.000	January 2009 – March 2009
Physical	sold	3,700	$6.466	-	-	February 2009
Physical	buy	(2,500)	$5.920	-	-	February 2009
Financial	sold	5,000	$6.245	-	-	February 2009 – March 2009
Financial	buy	(2,500)	$6.370	-	-	February 2009 – March 2009
Financial	sold	105,000	$7.776	-	-	April 2009 – October 2009
Financial	buy	(30,000)	$7.020	-	-	April 2009 – October 2009
Physical	sold	5,000	$8.645	-	-	April 2009 – October 2009
Physical	buy	(5,000)	$8.445	-	-	April 2009 – October 2009
Financial	sold	77,500	$8.529	-	-	November 2009 – March 2010
Financial	sold	72,500	$7.541	-	-	April 2010 – October 2010
Financial	sold	22,500	$8.361	-	-	November 2010 – March 2011

At December 31, 2008 the Trust had entered into financial call option gas sales arrangements, whereby the Trust’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  In return for this option the counterparties have paid $3.4 million in upfront premiums as of December 31, 2008 (2007 – nil).  These premiums have been included in unrealized gains on financial instruments in the Trust’s statement of earnings (loss) as at December 31, 2008.  Option premiums are reclassified to realized gains (losses) on financial instruments in the periods related to the option contracts.  The above noted fair value of these call option contracts at December 31, 2008 has been included in unrealized gains on financial instruments and in financial instrument assets on the Trust’s balance sheet.

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	5,000	-	-	$8.500	November 2009 – March 2010
Financial	sold	5,000	-	-	$7.750	April 2010 – October 2010
Financial	sold	12,500	-	-	$9.000	November 2010 – March 2011

At December 31, 2008 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	72,500	$6.578	January 2009
Financial	buy	(72,500)	$6.535	January 2009
Financial	sold	2,500	$9.420	January 2009 – March 2009
Financial	buy	(2,500)	$9.260	January 2009 – March 2009

At December 31, 2008 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial – basis	sold	5,000	$(0.750)	January 2009 – March 2009
Physical – basis	sold	5,000	$(1.340)	January 2009 – March 2009
Physical – basis	buy	(5,000)	$(1.435)	January 2009 – March 2009
Financial – basis	sold	12,500	$(0.803)	April 2009 – October 2009
Financial – basis	buy	(2,500)	$(0.930)	April 2009 – October 2009
Physical – basis	sold	10,000	$(0.748)	April 2009 – October 2009
Financial – basis	sold	25,000	$(0.684)	November 2009 – March 2010
Financial – basis	sold	5,000	$0.770)	April 2010 – October 2010
Physical – basis	sold	17,500	$(0.445)	April 2010 – October 2010
Physical – basis	buy	(17,500)	$(0.731)	April 2010 – October 2010
Financial – basis	sold	2,500	$(0.680)	November 2010 – March 2011
Financial – basis	sold	15,000	$(0.547)	April 2011 – October 2011
Financial – basis	buy	(15,000)	$(0.550)	April 2011 – October 2011

At December 31, 2008 an unrealized gain of $38.7 million was recorded in the consolidated statement of earnings (loss) related to the change in fair value of financial and physical forward sales contracts from December 31, 2007 to December 31, 2008 (2007 – loss of $35.4 million).

The following table reconciles the Trust’s unrealized gain/(loss) as stated on the statement of earnings (loss) and the statement of cash flows:

	December 31, 2008	December 31, 2007
Unrealized gain/(loss)	$ 38,657	$ (35,438)
Call option premiums received	3,408	-
Unrealized gain/(loss) as per statement of earnings	$ 42,065	$ (35,438)

The following table reconciles the Trust’s financial instrument assets and liabilities as at December 31, 2008:

	Current Financial Instrument Asset (Liability)	Long Term Financial Instrument Asset (Liability)	Total
Balance at December 31, 2007	$ 18,447	$ 1,564	$ 20,011
Unrealized gain/(loss)	26,815	11,842	38,657
Balance at December 31, 2008	$ 45,262	$ 13,406	$ 58,668

Commodity price sensitivity analysis

As at December 31, 2008, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, net earnings for the year would have changed by $14.4 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, as a result of the Trust’s hedging program.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the USD foreign exchange rate as at December 31, 2008.

Interest rate risk

The Trust utilizes a long-term debt credit facility which bears a floating rate of interest. Both of these financial liabilities are subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Trust’s future distributions and capital investments.

PET’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly distributions, are settled on a timely basis, the Trust manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Trust had no interest rate swap or financial contracts in place as at or during the three months ended December 31, 2008.

Interest rate sensitivity analysis

For year ended December 31, 2008, if interest rates had been 1 percent lower or higher, the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease)/Increase in net earnings	$ (3,300)	$ 3,300

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of 1 percent.

Capital management

The Trust's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Trust manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Trust considers its capital structure to include unitholders’ capital, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Trust may from time to time issue units or debt securities and adjust its capital spending and distributions to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged in 2008 from prior reporting periods.

The Trust monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the three months ended December 31, 2008:

Net debt ($ thousands)	December 31, 2008
Long term bank debt	$ 276,976
Convertible debentures, measured at principal amount	$ 236,034
Working capital deficiency (surplus) (2)	$ 7,859
Net debt	$ 520,869
Cash flow provided by operating activities	$ 69,179
Exploration costs (3)	$ 3,820
Expenditures on asset retirement obligations	$ 1,636
Changes in non-cash operating working capital	$ (13,122)
Funds flow	$ 61,513
Annualized funds flow (1)	$ 246,052
Net debt to annualized funds flow ratio (times) (1)	2.1

(1)

These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

(2)

Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures.

(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

As at December 31, 2008, the Trust’s ratio of net debt to annualized funds flow was 2.1 to 1.  This ratio is monitored continuously by the Trust, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, distributions, capital expenditure programs and timing of such programs.  As a part of the management of this ratio, the Trust prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Trust’s unitholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Trust’s credit facility is subject to lender’s covenants with which PET was in compliance with at December 31, 2008.

The capital structure at December 31, 2008 was as follows:

Net debt	$ 520,869
Total equity (net of deficit) (1)	$ 257,426
Non-controlling interest	$ 1,871
Total capital at December 31, 2008	$ 780,166

(1)

As at December 31, 2008 the closing market price of Paramount Energy Trust’s Units was $5.05.

Fair value of financial instruments

The Trust’s financial instruments as at December 31, 2008 and December 31, 2007 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, distributions payable, bank debt and convertible debentures.

The fair values of marketable securities and convertible debentures are based on exchanged traded values in active markets as at the balance sheet date.

The fair value of accounts receivable, accounts payable, accrued liabilities and distributions payable approximate their carrying amounts due to their short-terms to maturity.

The fair value of derivative contracts is based on the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

13.

COMMITMENTS

a)

Operating Leases

As of December 31, 2008, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating Leases
2009	$ 2,956
2010	2,912
2011	728
Total commitment	$ 6,596

b)

Pipeline Commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2008, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline Commitments
2009	$ 7,108
2010	3,327
2011	2,141
2012	1,184
After 2013	2,310
Total commitment	$ 16,070

14.

FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2008	2007
Earnings (loss) before income taxes, including non-controlling interest	$ 46,871	$ (32,859)
Less non-taxable earnings (loss) of the Trust	44,203	(6,950)
Income (loss) for tax purposes	2,668	(25,909)
Combined federal and provincial tax rate (%)	29.83	32.40
Computed income tax expense (reduction)	796	(8,394)
Increase (decrease) in income taxes resulting from:
Other	(1,846)	(1,924)
Initial recognition of temporary differences of the Trust	-	(19,307)
Valuation allowance	(20,133)	23,954
Change in tax rate	37,269	5,671
	$ 16,086	$ -

In 2007, new legislation was passed pursuant to which certain distributions will be subject to a trust-level tax and will be characterized as dividends to the Unitholders, commencing January 1, 2011. The federal government has also passed legislation reducing corporate tax rates, such that the combined federal and deemed Provincial tax rate for distributions is expected to be 29.5 percent in 2011 and 28 per cent in 2012. PET recorded future tax expense and a future tax liability of $16.1 million for 2008 (2007 – nil). Based on production forecasts for PET’s reserves included in the independent reserve report as at December 31, 2008, the book values of the Trust’s assets are projected to exceed the related tax values on January 1, 2011, the date the direct tax on distributions within the Trust becomes effective.

The components of the Trust’s and its subsidiaries’ future income tax liabilities at December 31 are as follows:

	2008	2007
Oil and natural gas properties	$ 57,405	$ 31,582
Asset retirement obligations	(50,067)	(53,934)
Non-capital losses	(13,033)	(19,463)
Valuation allowance	50,886	71,019
Capital losses	(28,102)	(28,201)
Other	(1,003)	(1,003)
	$ 16,086	$ -

The petroleum and natural gas properties and facilities owned by the Trust have an approximate tax basis of $695.6 million ($740.0 million in 2007) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $93.3 million ($79.3 million in 2007) that expire in the years 2010 through 2027.

15.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2008 PET had received $98.3 million ($77.6 million at December 31, 2007) for cumulative gas over bitumen royalty adjustments to that date.  Of this amount, $23.7 million has been recorded as revenue to date and $74.6 million has been recorded on the Trust’s balance sheet.

In 2008 PET disposed of certain shut-in gas wells in the gas over bitumen area for proceeds of $5.6 million, recording a $4.5 gain on sale of property, plant and equipment.  As part of the disposition agreement the ownership of the natural gas reserves is transferred to the buyer and as such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility, nor does the Trust retain the right to future gas over bitumen royalty adjustments.  As a result of this disposition, the gas over bitumen royalty adjustments received to the date of the disposition by the Trust, for the affected wells, are now considered revenue since they will not be repaid to the Crown.  As a result the Trust reclassified $2.1 million in previous gas over bitumen royalty adjustments from the balance sheet to the statement of earnings.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.